Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

Phone: (215) 988-2700

Fax: (215) 988-2757

www.faegredrinker.com

December 17, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Melissa McDonough

Re:	Conestoga Funds (the "Registrant") (File Nos. 333-90720; 811-21120)

Dear Ms. McDonough:

This letter responds to the staff's accounting comment that was provided via a telephone call on December 15, 2025, on the report to shareholders of the Conestoga Small Cap Fund (the "Small Cap Fund"), the Conestoga SMid Cap Fund (the "SMid Cap Fund"), the Conestoga Mid Cap Fund (the "Mid Cap Fund") and the Conestoga Discovery Fund (the "Discovery Fund," together with the Small Cap Fund, the SMid Cap Fund and the Mid Cap Fund, the "Funds," each a "Fund") for the fiscal year ended September 30, 2025.

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1)	The Funds' Notes to the Financial Statements for the fiscal year ended September 30, 2025 indicate that the Funds have adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update 2023-07 ("ASU 2023-07"), Segment Reporting ("Topic 280") - Improvements to Reportable Segment Disclosures, and the Funds' adviser, Conestoga Capital Advisors, LLC (the "Adviser"), is the chief operating decision maker ("CODM"). Please explain how all personnel at the Adviser are considered a group for purposes of the determination of the CODM. Please cite applicable U.S. GAAP in your analysis. If the CODM was incorrectly identified, please correct in future reports.

In future reports, the Funds will identify a specific group within the Adviser, or the individual(s) at the Adviser, who serve as the Funds' CODM.

********

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 255-6842, or in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Gloria Y. Liu
Gloria Y. Liu

2